EXHIBIT 21.1

CIBER, Inc.
List of Subsidiaries
As of December 31, 2013

Name	Jurisdiction of Organization
CIBERsites India Private Limited	India
CIBER International B.V.	The Netherlands
Ciber Nederland B.V.	The Netherlands
CIBER UK LTD	United Kingdom
Ciber Norge AS	Norway
CIBER Danmark A/S	Denmark
Consultants in Business Engineering and Research Sweden AB	Sweden
CIBER Holding GmbH	Germany
CIBER AG	Germany
topcontracts GmbH	Germany
CIBER Managed Services GmbH (1)	Germany
CIBER Novasoft IT-Services GmbH	Austria
CIBER Oy	Finland
Ciber France SAS	France
CONSULTANTS IN BUSINESS ENGINEERING RESEARCH S.L.	Spain
CIBER Polska Sp. z.o.o.	Poland
CIBER Pty Ltd. (2)	Australia

All entities are 100% owned by CIBER or its subsidiaries, unless otherwise noted.
Excludes non-operating and inactive subsidiaries.

(1) Owned 72.5% by CIBER group
(2) Owned 90% by CIBER group